Exhibit 4.7

INTERCOMPANY LOAN AGREEMENT

SEPTEMBER 30, 2013

BMO COVERED BOND GUARANTOR LIMITED PARTNERSHIP

as Guarantor

COMPUTERSHARE TRUST COMPANY OF CANADA

as Bond Trustee

BANK OF MONTREAL

as Intercompany Loan Provider and Cash Manager

THIS INTERCOMPANY LOAN AGREEMENT is dated September 30, 2013

BETWEEN:

(1)

BMO COVERED BOND GUARANTOR LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its managing general partner, BMO COVERED BOND GP, INC. in its capacity as Guarantor;

(2)	BANK OF MONTREAL, a chartered bank under the Bank Act (Canada) (in its capacity as Intercompany Loan Provider and in its capacity as Cash Manager); and

(3)	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, in its capacity as the Bond Trustee.

WHEREAS:

(A)	The Intercompany Loan Provider has agreed that it will lend funds to the Guarantor by way of Advances hereunder.

(B)	This Agreement sets out the agreement between the Intercompany Loan Provider and the Guarantor in relation to the lending of Advances by the Intercompany Loan Provider to the Guarantor.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Master Definitions

The master definitions and construction agreement made between, inter alios, the parties to this Agreement on September 30, 2013 (as the same may be amended, restated and/or supplemented from time to time, the Master Definitions and Construction Agreement) is expressly and specifically incorporated into this Agreement and, accordingly, the expressions defined in the Master Definitions and Construction Agreement (as so amended, restated and/or supplemented) shall, except where the context otherwise requires and save where otherwise defined herein, have the same meanings in this Agreement, including the recitals hereto and this Agreement shall be construed in accordance with the interpretation provisions set out in Section 2 of the Master Definitions and Construction Agreement. For purposes of this Agreement, this Agreement has the same meaning as Intercompany Loan Agreement in the Master Definitions and Construction Agreement.

2.	THE FACILITY

2.1	The Intercompany Loan

Subject to the terms of this Agreement, the Intercompany Loan Provider agrees to make available to the Guarantor an intercompany loan (the “Intercompany Loan”) in an aggregate amount equal to the Total Credit Commitment. On any Canadian Business Day, the Guarantor may request that advances (each an “Advance” and collectively “Advances”) denominated in Canadian Dollars under the Intercompany Loan be made available to it, subject to the terms of this Agreement, on such Canadian Business Day (each such date, a “Drawdown Date”).

2.2	Total Credit Commitment

The Guarantor may from time to time request that the amount of the Total Credit Commitment be increased and upon written notice by the Intercompany Loan Provider to the Guarantor, the amount of the Total Credit Commitment shall be increased in the amount as set out in such notice.

3.	PURPOSE

3.1	Application of Advances by Guarantor

Each Advance hereunder may only be used by the Guarantor:

(a)	to purchase Loans and their Related Security pursuant to the Mortgage Sale Agreement;

(b)	to invest in Substitution Assets (in an amount up to but not exceeding the limit set forth in Section 9.1 of the Guarantor Agreement);

(c)

to make a deposit of the proceeds in the GDA Account (or, as applicable, the Standby GDA Account) (including, without limitation, to fund the Reserve Fund to an amount not exceeding the limit prescribed in Section 6.1 of the Guarantor Agreement);

(d)

subject to written confirmation from the Cash Manager that the Asset Coverage Test is met on the relevant repayment date, in the case of a repayment to be made on a Calculation Date, or on a Calculation Date immediately prior to the relevant Guarantor Payment Date, in the case of a repayment to be made on a Guarantor Payment Date (both before and immediately following the making of the relevant repayment), to make a Capital Distribution to the Seller (in its capacity as a Partner) by way of a distribution of that Partner’s equity in the Guarantor in an amount equal to the Advance or any part thereof, which shall be paid to the Partner on the relevant next Payment Date by wire transfer or as otherwise directed by the Partner; and

(e)	to fund the Pre-Maturity Liquidity Ledger.

3.2	Record of Advances

The aggregate principal amount of Advances outstanding at any time will be recorded in the Intercompany Loan Ledger in accordance with Section 5.4 and deemed to be comprised of:

(a) a guarantee loan (the “Guarantee Loan”) having a principal balance equal to:

(X/Y) multiplied by Z

where,

X = the ACT Asset Value (see Schedule 2 for reference) at such time, but where “A” in the calculation of such amount is equal to the aggregate Outstanding Principal Balance of the Loans in the Portfolio for the purposes of determining X;

Y = the maximum Canadian Dollar Equivalent of the aggregate Principal Amount Outstanding of Covered Bonds that could be issued by the Issuer without contravening the Asset Coverage Test at such time based on the assets of the Guarantor at such time; and

Z = the actual Canadian Dollar Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds at such time,

and

(b) a demand loan (the “Demand Loan”) will be a revolving credit facility, the outstanding balance of which will be equal to the difference between the balance of the Intercompany Loan and the balance of the Guarantee Loan at any relevant time as determined above.

The respective balances of the Guarantee Loan and the Demand Loan will fluctuate with the issuances and redemptions of Covered Bonds and the requirements of the Asset Coverage Test, provided that at any time and for so long as the Asset Coverage Test is not satisfied, the Demand Loan cannot have a positive balance.

3.3	Revolving Intercompany Loan

Any amount under the Intercompany Loan repaid hereunder may be re-borrowed provided that (i) such re-borrowing is for the purposes set out in Section 3.1, and (ii) each of the conditions set forth in Section 4 have been satisfied. Unless otherwise agreed by the Intercompany Loan Provider and subject to satisfaction of the Rating Agency Condition, no further Advances will be made to the Guarantor under the Intercompany Loan following the occurrence of a Demand Loan Repayment Event.

3.4	No obligation to monitor

Without prejudice to the obligations of the Guarantor under this Section 3, neither the Bond Trustee nor any of the other Secured Creditors shall be obliged to concern themselves as to the application of amounts drawn by the Guarantor under this Agreement.

4.	CONDITIONS PRECEDENT

Conditions precedent

Save as the Intercompany Loan Provider and the Bond Trustee may otherwise agree, each Advance will not be available unless on the date of the proposed Advance:

(a)	such Advance does not result in the Guarantor being unable to satisfy the Asset Coverage Test on a pro forma basis following such Advance and the application of the proceeds thereof;

(b)	the aggregate outstanding amount of Advances after giving effect to such Advance does not exceed the Total Credit Commitment; and

(c)	no Issuer Event of Default, Guarantor Event of Default or Demand Loan Repayment Event has occurred.

5.	ADVANCES

5.1	Giving of Advance Requests

Not later than 10:00 a.m. (Toronto Time) on each Drawdown Date (or such later time as may be agreed in writing between the Guarantor and the Intercompany Loan Provider), the Guarantor shall give to the Intercompany Loan Provider a duly completed request for an Advance in writing (each an “Advance Request”) completed in the form attached hereto as Schedule 1 specifying whether such request is for an Advance pursuant to the Guarantee Loan or the Demand Loan. Each Advance Request is irrevocable and (subject to the terms of this Agreement) obliges the Guarantor to borrow the whole amount specified in the Advance Request on the relevant Drawdown Date upon the terms and subject to the conditions of this Agreement.

5.2	Advances

On receipt of an Advance Request from the Guarantor and if the relevant conditions set out in Section 4 have been met, the Intercompany Loan Provider shall make the requested Advances available to the Guarantor on the Drawdown Date.

5.3	Single drawing of the Advances

Each Advance shall, subject to satisfaction of the matters specified in Section 4, only be available for drawing in one amount by the Guarantor on the relevant Drawdown Date.

5.4	Intercompany Loan Ledger

The Cash Manager shall ensure that each Advance, each repayment thereof, all payments of interest and repayments of principal of each Advance hereunder and the amount of the Guarantee Loan and the Demand Loan at each Calculation Date are recorded in the Intercompany Loan Ledger at the appropriate time (which in the case of the amount of the Guarantee Loan and the Demand Loan shall be at least two Canadian Business Days prior to the Guarantor Payment Date following such Calculation Date).

6.	INTEREST

6.1	Interest Periods

(a)

Each loan interest period (each a “Loan Interest Period”) will correspond to each Calculation Period and each date on which interest is payable hereunder (each a “Loan Interest Payment Date”) will correspond to each Guarantor Payment Date, provided that the Loan Interest Period for any Advance made during a Calculation Period shall commence on the date of such Advance.

(b)

Whenever it is necessary to compute an amount of interest in respect of an Advance for any period (including any Loan Interest Period), such interest shall be calculated on the basis of actual days elapsed in a 365 day year.

(c)

Interest payable in respect of an Advance shall be payable in respect of the preceding Loan Interest Period for such Advance on each Loan Interest Payment Date following the Drawdown Date of that Advance and shall be paid on such Loan Interest Payment Date subject to the applicable Priorities of Payments.

(d)	All payments of interest hereunder will be made in accordance with the relevant Priorities of Payments.

(e)

Interest that is payable in respect of a Loan Interest Period for an Advance that is not paid on a Loan Interest Payment Date shall remain outstanding and shall bear interest at the same rate as that payable on such Advance.

6.2	Interest Rate

(a)

Subject to the applicable Priorities of Payments, the rate of interest payable in respect of each Advance for each Loan Interest Period in respect of that Advance shall be the rate per annum notified in writing by the Intercompany Loan Provider to the Guarantor from time to time.

(b)

With respect to each Loan Interest Period, the Intercompany Loan Provider shall, as soon as practicable following the relevant Loan Interest Period, determine and notify the Cash Manager, the Guarantor and the Bond Trustee of the amount (the “Intercompany Loan Interest Amount”), in each case, payable in respect of such Loan Interest Period. The Intercompany Loan Interest Amount in respect of each Advance shall be determined by applying the applicable rate of interest (determined in accordance with sub-clause (a)) to the outstanding principal balance of the relevant Advance, multiplying the result of that calculation by the actual number of days in the applicable Loan Interest Period divided by 365 days and rounding the resultant figure to the nearest penny (half a penny being rounded upwards) provided that the amount of interest hereunder payable in respect of any Loan Interest Period shall not exceed the amounts payable to the Guarantor pursuant to the Interest Rate Swap Agreement less the sum of (i) a minimum spread to be notified in writing by the Intercompany Loan Provider to the Guarantor from time to time, and (ii) an amount equal to the amount of the Guarantor Expenses for the corresponding Guarantor Calculation Period.

(c)

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Section 6, shall (in the absence of wilful default, bad faith or proven error) be binding on the Guarantor and the Cash Manager and (in such absence as aforesaid) no liability to the Guarantor shall attach to the Cash Manager or the Intercompany Loan Provider in connection with the exercise or non-exercise by them or any of them of their powers, duties and discretions hereunder.

(d)

Solely for the purposes of the Interest Act (Canada), whenever the amount of interest payable hereunder in respect of any Loan Interest Period is not the amount obtained by applying the applicable rate of interest to the outstanding principal balance of the relevant Advance and multiplying the result of that calculation by the actual number of days in the applicable Loan Interest Period divided by 365 days, the annual rate of interest payable hereunder in respect of such Loan Interest Period is equivalent to the product obtained when (i) the amount of interest payable hereunder in respect of such Loan Interest Period is divided by the sum of the daily average aggregate amount of Advances outstanding hereunder and the result of such division is multiplied by (ii) 365 divided by the number of calendar days in such Loan Interest Period.

6.3	Criminal Rate of Interest

In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)), payable to the Intercompany Loan Provider under this Agreement or any other Transaction Document exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section on the “credit advanced” (as defined in such section) under this Agreement or any other Transaction Document. Further, if any payment, collection or demand pursuant to this Agreement or any other Transaction Document in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Intercompany Loan Provider and the Guarantor and such “interest” shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the Criminal Code Section so result in a receipt by the Intercompany Loan Provider of interest at a rate not in contravention of the Criminal Code Section, such adjustment to be effected, to the extent necessary, as follows:

(a)	firstly, by reducing the amounts or rates of interest required to be paid to the Intercompany Loan Provider; and

(b)	then, by reducing any fees, charges, expenses and other amounts required to be paid to the Intercompany Loan Provider which would constitute “interest”.

Notwithstanding the above, and after giving effect to all such adjustments, if the Intercompany Loan Provider shall have received an amount in excess of the maximum permitted by the Criminal Code Section, then the Guarantor shall be entitled, by notice in writing to the Intercompany Loan Provider, to obtain reimbursement from the Intercompany Loan Provider in an amount equal to such excess. For greater certainty, to the extent that any charges, fees or expenses are held to be within such meaning of “interest”, such amounts shall be pro-rated over (i) the period of time to which they relate or (ii) otherwise over the period from the initial Drawdown Date to the date on which all of the Covered Bonds are irrevocably repaid.

7.	REPAYMENT

7.1	Repayment of Demand Loan on Demand

Subject to the applicable Priorities of Payments and Section 7.2, the principal amount of the Demand Loan (or any portion thereof for which demand is made by the Intercompany Loan Provider in accordance with this Section) shall be due and payable by the Guarantor on a Canadian Business Day no later than 60 days after the demand is made therefor by the Intercompany Loan Provider by notice in writing to the Guarantor unless on such day:

(a)

(i) a Demand Loan Repayment Event (as hereinafter defined) has occurred and is continuing (in which case payment shall be made in accordance with Section 7.2); or (ii) the Asset Coverage Test as calculated by the Cash Manager, will not be satisfied after giving effect to such repayment and after taking into account all other amounts to be paid as provided for pursuant to the applicable Priorities of Payments on the next following Guarantor Payment Date (including for the avoidance of doubt amounts required to be credited to the Pre-Maturity Liquidity Ledger); in which case only the amount, if any, which could be repaid while remaining in compliance with the Asset Coverage Test shall be due and payable on such day; or

(b)	an Asset Coverage Test Breach Notice has been given on or prior to such day and has not been revoked.

7.2	Mandatory Repayment Upon Demand Loan Repayment Event

Subject to the applicable Priorities of Payments and Section (b) below, the Guarantor shall repay the amount, if any, by which the Demand Loan exceeds the Demand Loan Contingent Amount on the first Guarantor Payment Date following 30 days or, if the Guarantor does not have sufficient funds on such date, following 60 days, in either case after the earlier of the date on which:

(i)	BMO is required to assign the Interest Rate Swap Agreement to a third party pursuant to the terms thereof;

(ii)	a Notice to Pay has been served on the Guarantor;

(iii)

to the extent Fitch is a Rating Agency, if Fitch either (a) downgrades the issuer default ratings of the Intercompany Loan Provider below the Fitch Demand Loan Repayment Ratings, or (b) withdraws the issuer default ratings of the Intercompany Loan Provider; or

(iv)	this Agreement is terminated;

(each of (i), (ii), (iii) and (iv) above a “Demand Loan Repayment Event”).

(b)

Subject to the applicable Priorities of Payments, following a Demand Loan Repayment Event, the Guarantor shall repay the full amount of the then outstanding Demand Loan on the date on which the Asset Percentage is next calculated (whether or not such calculation is a scheduled calculation or a calculation made at the request of BMO) provided that the Asset Coverage Test, as calculated by the Cash Manager, is met on the date of repayment after giving effect to such repayment. For greater certainty, following an Issuer Event of Default, the Asset Coverage Test will be conducted and the Asset Percentage calculated, solely for the purpose of determining the amount of the Demand Loan repayable on the relevant repayment date and that the Asset Coverage Test will be met after giving effect to any such repayment. In calculating the Asset Coverage Test following an Issuer Event of Default for such purpose, the amount of any Excess Proceeds received by the Guarantor from the Bond Trustee will be deducted from the ACT Asset Value.

7.3	Payments discharge Guarantor’s obligations under this Agreement

To the extent that the Guarantor makes, or there is made on its behalf, a payment under the Covered Bond Guarantee, the Intercompany Loan Provider will on such payment being made become indebted to the Guarantor for an amount equal to such payment. Any amounts owing by the Intercompany Loan Provider to the Guarantor in respect of amounts paid by the Guarantor under the terms of the Covered Bond Guarantee or the repurchase of Covered Bonds, as applicable, shall be set-off automatically (and without any action being required by the Guarantor, the Intercompany Loan Provider or the Bond Trustee) against any amounts repayable by the Guarantor under the terms of this Agreement. The amount set-off shall be the Canadian Dollar Equivalent of the relevant payment made by the Guarantor under the Covered Bond Guarantee or the Principal Amount Outstanding of any Covered Bonds purchased and cancelled by the Guarantor in accordance with Conditions 6.8 and 6.9, as applicable, which amount shall be applied to reduce amounts repayable under the Intercompany Loan in the following order of priority:

(a)	first, to reduce and discharge interest (including accrued interest) due and unpaid on the outstanding principal balance of the Advances; and

(b)	second, to reduce and discharge the outstanding principal balance of the Advances.

7.4	Repayment of Guarantee Loan

The Guarantee Loan shall be repaid in accordance with the applicable Priorities of Payments and is subordinated to the Demand Loan and the Covered Bond Guarantee in accordance with such Priorities of Payments. Such repayment will be made (a) using (i) funds being held for the account of the Guarantor by its service providers and/or funds in the Guarantor Accounts (other than any amount in the Pre-Maturity Liquidity Ledger); and/or, (ii) proceeds from the sale of Substitution Assets; and/or (iii) proceeds from the sale, pursuant to the Guarantor Agreement, of Loans and their Related Security to the Seller or to another person subject to a right of pre-emption on the part of the Seller; and/or (b) at any time that no Covered Bonds are outstanding, by selling, transferring or assigning to the Seller all of the Guarantor’s right, title and interest in and to the Loans and their Related Security forming part of the Portfolio in satisfaction in full of the Guarantee Loan.

8.	TAXES

8.1	No gross up

All payments by the Guarantor under this Agreement shall be made without any deduction or withholding for or on account of and free and clear of, any Taxes, except to the extent that the Guarantor is required by Law to make payment subject to any Taxes. The Guarantor shall have no obligation to gross-up any payment to the Intercompany Loan Provider under this Agreement in respect of which any such deduction or withholding applies.

8.2	Tax receipts

All Taxes required by Law to be deducted or withheld by the Guarantor from any amounts paid or payable under this Agreement shall be paid, to the relevant taxation authority, by the Guarantor when due and the Guarantor shall, within 90 days of the payment being made, deliver to the Intercompany Loan Provider evidence satisfactory to the Intercompany Loan Provider (including all relevant Tax receipts) that the payment has been duly remitted to the appropriate taxation authority.

9.	ILLEGALITY

If, at any time, it is unlawful for the Intercompany Loan Provider to make, fund or allow to remain outstanding an Advance made or to be made by it under this Agreement, then the Intercompany Loan Provider shall, promptly after becoming aware of the same, deliver to the Guarantor, the Bond Trustee and (for information only and on the basis that they may not rely thereon) the Rating Agencies a legal opinion to that effect from reputable counsel and the Intercompany Loan Provider may require the Guarantor to prepay, on any Guarantor Payment Date, having given not more than 60 days’ and not less than 30 days’ (or such shorter period as may be required by any relevant Law) prior written notice to the Guarantor and the Bond Trustee, and while the relevant circumstances continue, the applicable Advance(s) without penalty or premium but subject to Article 6 of the Security Agreement and Section 10 of this Agreement.

10.	MITIGATION

If circumstances arise in respect of the Intercompany Loan Provider which would, or would upon the giving of notice, result in:

(a)	the prepayment of the Advances pursuant to Section 9; or

(b)	a withholding or deduction from the amount to be paid by the Guarantor on account of Taxes, pursuant to Section 0,

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Guarantor under this Agreement, the Intercompany Loan Provider shall:

(i)	promptly upon becoming aware of the circumstances, notify the Bond Trustee, the Guarantor and the Rating Agencies; and

(ii)

upon written request from the Guarantor, take such steps as may be practical to mitigate the effects of those circumstances including (without limitation) the transfer or assignment of all its rights under this Agreement to, and assumption of all its obligations under this Agreement by, another Person reasonably satisfactory to the Bond Trustee, which is willing to participate in the relevant Advances in its place and which is not subject to (a) or (b) above, provided that no such transfer or assignment and assumption may be permitted unless the Rating Agency Condition shall have been satisfied with respect thereto and the Intercompany Loan Provider indemnifies (subject to Article 6 of the Security Agreement) the Guarantor and the Bond Trustee for any reasonable costs and expenses properly incurred by them as a result of such transfer or assignment and assumption.

11.	PAYMENTS

11.1	Payment

(a)

Subject to the applicable Priorities of Payments all amounts to be paid to the Intercompany Loan Provider under this Agreement shall be paid for value by the Guarantor to such account as is notified to the Guarantor by the Intercompany Loan Provider for this purpose by not less than 5 Canadian Business Days prior notice on each Guarantor Payment Date.

(b)

Subject to the applicable Priorities of Payments, the Guarantor may elect, at its sole discretion, to repay the Demand Loan (or any portion thereof) pursuant to Section 7.1 or Section 7.2 in the following manner:

(i)

in Canadian dollars for value by the Guarantor, provided that any amount paid in Canadian dollars pursuant to this clause (i) shall not have been derived from the sale of any Loan and its Related Security by the Guarantor for less than the True Loan Balance of such Loan at the time of such sale; or

(ii)

by selling, transferring and assigning to the Issuer all of the Guarantor’s right, title and interest in and to Loans and their Related Security and any Collections related to such Loans from and after the date of the Payment in Kind Notice in accordance with Section 11.1(c) and for the consideration of a reduction in the amount outstanding under the Demand Loan in accordance with Section 11.1(d) (a “Payment in Kind”); provided that any Loans and their Related Security applied towards a Payment in Kind will be selected in a manner that would not reasonably be expected to adversely effect the interests of the Covered Bondholders.

(c)

If the Guarantor elects to make a Payment in Kind, the Guarantor will provide the Issuer with a notice (a “Payment in Kind Notice”), at least 5 Canadian Business Days and not more than 30 days in advance of the proposed date of such Payment in Kind (the “Payment in Kind Date”), setting out the following:

(i)	the Payment in Kind Date;

(ii)	the aggregate amount of the Demand Loan to be repaid as determined in accordance with Section 11.1(d); and

(iii)	a listing of the Loans to be sold, transferred and assigned to the Issuer on the Payment in Kind Date, including:

(A)	for each such Loan, the Eligible Loan Details;

(B)	the aggregate number of Loans identified in the Payment in Kind Notice; and

(C)	the aggregate Outstanding Principal Balance of such Loans as of the date of the Payment in Kind Notice.

(d)

Upon any Payment in Kind, the outstanding amount of the Demand Loan will be reduced by the Fair Market Value of such Loans determined as of the Payment in Kind Date, less an amount equal to the Collections received by or on behalf of the Guarantor after the date of the Payment in Kind Notice and prior to the Payment in Kind Date in respect of the Loans listed in the Payment in Kind Notice. In addition, if the Payment in Kind occurs on or after a Covered Bond Guarantee Activation Event and the Intercompany Loan Provider is the Limited Partner, the Limited Partner shall be deemed to have made a Capital Contribution to the Guarantor on the Payment in Kind Date in an amount equal to the excess, if any, of the True Loan Balance of the Loans and their Related Security applied towards the Payment in Kind over the aggregate Fair Market Value of such Loans and their Related Security, and such Capital Contribution shall be deemed to have been applied by the Guarantor against the Demand Loan, such that the outstanding amount of the Demand Loan will be reduced by the greater of (i) the True Loan Balance of such Loans, and (ii) the Fair Market Value of such Loans.

(e)

If upon a Payment in Kind, the outstanding amount of the Demand Loan is reduced in accordance with Section 11.1(d), then upon such Payment in Kind (and notwithstanding the terms of the Interest Rate Swap Agreement):

(i)	if the Interest Rate Swap Provider is the Issuer or an Affiliate of the Issuer, no termination payment will be payable in respect of such sale of Loans; and

(ii)

if the Interest Rate Swap Provider is not the Issuer or an Affiliate of the Issuer, (A) the termination payment, if any, payable by the Guarantor to the Interest Rate Swap Provider in respect of such sale of Loans will be paid by the Issuer to the Interest Rate Swap Provider for and on behalf of the Guarantor, and (B) the Guarantor shall direct that the termination payment, if any, payable by the Interest Rate Swap Provider to the Guarantor in respect of such sale of Loans will be paid by the Interest Rate Swap Provider to the Issuer or as the Issuer may direct.

(f)

Upon a Payment in Kind, all of the Guarantor’s right, title and interest in and to each of the Loans listed in the Payment in Kind Notice and their Related Security from and after the Payment in Kind Date shall be sold, transferred and assigned to the Issuer without recourse, representation or warranty (whether express, implied, statutory or otherwise) to, against, by or on behalf of the Guarantor save and except that the Guarantor shall be deemed to represent and warrant to the Issuer that (x) such Loans and the proceeds thereof are free and clear of any Adverse Claim created by the Guarantor, and (y) the Guarantor has the power and authority to sell, transfer and assign such Loans and their Related Security and the proceeds thereof as herein provided. In consideration of the foregoing, the outstanding amount of the Demand Loan shall be reduced in accordance with Section 11.1(d).

(g)

The Guarantor will, at the expense of the Issuer (i) execute and deliver such assignments or other instruments of conveyance, (ii) make such filings (including filings of financing statements), and (iii) with respect to the Loan and Related Security, Customer Files or other documents relating to the Loans and their Related Security sold, transferred and assigned to the Issuer upon a Payment in Kind (A) to the extent held by the Issuer, confirm that the Issuer ceases to be under any further obligation to hold such documents to the order of the Guarantor or the Bond Trustee, or (B) to the extent not held by the Issuer, deliver or cause to be delivered to the Issuer or as the Issuer may direct all such documents that are in its possession or otherwise held to its order.

(h)	Without limiting anything in this Agreement, each Payment in Kind shall constitute a discharge and release of the Issuer from any claims which the Guarantor or the Bond Trustee may have against the Issuer arising from the Loan Representations and Warranties in relation to the Loans and their Related Security sold, transferred and assigned to the Issuer on the related Payment in Kind Date.

11.2	Alternative payment arrangements

If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change in Law, exchange control regulations or any similar event) for the Guarantor to make any payments under this Agreement in the manner specified in Section 11.1, then the Guarantor shall, at the expense of the Intercompany Loan Provider, make such alternative arrangements for the payment of amounts due under this Agreement as are acceptable to the Intercompany Loan Provider and the Bond Trustee (acting reasonably).

12.	REPRESENTATIONS AND WARRANTIES

12.1	Representations, Warranties and Covenants

Each of the Intercompany Loan Provider and the Cash Manager hereby represents and warrants to, and covenants with, the Guarantor and the Bond Trustee that as of the date of this Agreement and for so long as it remains a party to this Agreement:

(a)

it possesses the necessary experience, qualifications, facilities and other resources to perform its responsibilities in relation to its duties and obligations hereunder and the other Transaction Documents to which it is a party;

(b)	it is and will continue to be in good standing with OSFI;

(c)

it is and will continue to be in regulatory good standing and in material compliance with and under all Laws applicable to its duties and obligations hereunder and the other Transaction Documents to which it is a party;

(d)

it is and will continue to be in material compliance with its internal policies and procedures (including risk management policies) relevant to its duties and obligations hereunder and the other Transaction Documents to which it is a party;

(e)	it will comply with the provisions of, and perform its obligations under, this Agreement and the other Transaction Documents to which it is party;

(f)	it will exercise reasonable skill and care in the performance of its obligations hereunder and the other Transaction Documents to which it is a party; and

(g)

it will comply with the CMHC Guide and all material legal and regulatory requirements applicable to the conduct of its business so that it can lawfully attend to the performance of its obligations hereunder and the other Transaction Documents to which it is a party.

12.2	Undertaking

Each of the Intercompany Loan Provider and the Cash Manager undertakes to notify the Guarantor and the Bond Trustee immediately if, at any time during the term of this Agreement, any of the statements contained in Section 12.1 ceases to be true. The representations, warranties and covenants set out in Section 12.1 will survive the signing and delivery of this Agreement.

13.	FURTHER PROVISIONS

13.1	No set-off

The Intercompany Loan Provider agrees that it will advance the Advances to the Guarantor on each Drawdown Date (subject to the terms of this Agreement, including without limitation, Section 4 (Conditions Precedent)) without set-off (including, without limitation, in respect of any amounts owed to it under any other Advance or in its capacity as a partner of the Guarantor) or counterclaim.

13.2	Evidence of indebtedness

In any proceeding, action or claim relating to this Agreement a statement as to any amount due and payable to the Intercompany Loan Provider under this Agreement which is certified as being correct by an officer of the Bond Trustee shall, unless otherwise provided in this Agreement, be prima facie evidence that such amount is in fact due and payable.

13.3	Rights cumulative, waivers

The respective rights of the Guarantor, the Intercompany Loan Provider and the Bond Trustee under this Agreement:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general Law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

13.4	Severability

If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect or impair:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the validity or enforceability in other jurisdictions of that or any other provision of this Agreement.

13.5	Notices

Any notice to be given pursuant to this Agreement to any of the parties hereto shall be in writing and shall be sufficiently served if sent by prepaid registered mail, by hand or electronic or facsimile transmission and shall be deemed to be given (if by facsimile or electronic transmission) when despatched or (in the case of registered mail) when it would be received in the ordinary course of the mail and shall be sent:

(a)

in the case of the Intercompany Loan Provider, to Bank of Montreal, 18th Floor, 1 First Canadian Place, 100 King Street West, Toronto, ON M5X 1A1 (facsimile number 416-867-7193) for the attention of Senior Manager, Securitization Structuring;

(b)

in the case of the Guarantor, to BMO Covered Bond Guarantor Limited Partnership, c/o Bank of Montreal, 18th Floor, 1 First Canadian Place, 100 King Street West, Toronto, ON M5X 1A1 (facsimile number 416-867-4166) for the attention of Senior Manager, Securitization Finance and Operations;

(c)

in the case of the Cash Manager, to Bank of Montreal, 18th Floor, 1 First Canadian Place, 100 King Street West, Toronto, ON M5X 1A1 (facsimile number 416-867-4166) for the attention of Senior Manager, Securitization Finance and Operations; and

(d)

in the case of the Bond Trustee, to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, ON M5J 2Y1, (facsimile number (416) 981-9777) for the attention of Manager, Corporate Trust;

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by written notice in accordance with the provisions of this Section 13.5.

13.6	Assignment

(a)

None of the Intercompany Loan Provider, the Guarantor or the Cash Manager may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Bond Trustee except as provided for in the Transaction Documents, save that the Guarantor shall be entitled to assign whether by way of security or otherwise all or any of its rights under this Agreement to the Bond Trustee pursuant to the Security Agreement and the Bond Trustee may at its sole discretion assign all or any of its rights under or in respect of this Agreement without such consent to any successor Bond Trustee in exercise of its rights under the Security Agreement. If any party assigns any of its obligations under this Agreement as permitted by this Agreement, such party will provide at least 10 Canadian Business Days’ prior written notice of such assignment to DBRS.

(b)

Each of the Intercompany Loan Provider and the Cash Manager acknowledges that on the assignment pursuant to the Security Agreement by the Guarantor to the Bond Trustee of the Guarantor’s rights under this Agreement the Bond Trustee may enforce such rights in the Bond Trustee’s own name without joining the Guarantor in any such action (which right each of the Intercompany Loan Provider and the Cash Manager hereby waives) and each of the Intercompany Loan Provider and the Cash Manager hereby waives as against the Bond Trustee any rights or equities in its favour arising from any course of dealing between it and the Guarantor.

13.7	Amendments, Variation and Waiver

(a)

Subject to the terms of the Security Agreement, any amendments to this Agreement will be made only with the prior written consent of each party to this Agreement. No waiver of this Agreement shall be effective unless it is in writing and signed by (or by some person duly authorised by) each of the parties. No single or partial exercise of, or failure or delay in exercising, any right under this Agreement shall constitute a waiver or preclude any other or further exercise of that or any other right.

(b)

Each proposed amendment, variation or waiver of rights under this Agreement that is considered by the Guarantor to be a material amendment, variation or waiver, shall be subject to satisfaction of the Rating Agency Condition. The Guarantor shall deliver notice to the Rating Agencies from time to time of any amendment, variations or waivers with respect to which satisfaction of the Rating Agency Condition is not required, provided that failure to deliver such notice shall not constitute a breach of the obligations of the Guarantor under this Agreement.

(c)

The Guarantor shall deliver notice to CMHC from time to time of any amendment, variations or waivers under this Agreement to the extent required by the CMHC Guide, provided that failure to deliver such notice shall not constitute a breach of the obligations of the Guarantor under this Agreement.

13.8	Change of Issuer or Cash Manager

If any entity assumes the obligations of the Issuer under the Covered Bonds, then for so long as any amount is outstanding under this Agreement, the parties to this Agreement shall execute such documents and take such action as the Bond Trustee may reasonably require for the purposes of vesting in the successor Issuer and/or Cash Manager all the rights and obligations of the Intercompany Loan Provider and/or Cash Manager under this Agreement.

13.9	Change of Bond Trustee

In the event that there is any change in the identity of the Bond Trustee or an additional Bond Trustee is appointed in accordance with the Security Agreement, as the case may be, the parties to this Agreement shall execute such documents and take such actions as such new Bond Trustee may reasonably require for the purposes of vesting in such new Bond Trustee the rights or powers of the Bond Trustee under this Agreement and under the Security Agreement and releasing the retiring Bond Trustee from further obligations thereunder.

13.10	Bond Trustee Liability

It is hereby acknowledged and agreed that by its execution of this Agreement the Bond Trustee shall not assume or have any obligations or liabilities to the Guarantor, the Intercompany Loan Provider or the Cash Manager under this Agreement notwithstanding any provision of this Agreement and that the Bond Trustee has agreed to become a party to this Agreement for the purpose only of taking the benefit of this Agreement and agreeing to amendments to this Agreement pursuant to Section 13.7. For the avoidance of doubt, the parties to this Agreement acknowledge that the rights and powers of the Bond Trustee are governed by the Security Agreement. Any liberty or right which may be exercised or determination which may be made under this Agreement by the Bond Trustee may be exercised or made in the Bond Trustee’s absolute discretion without any obligation to give reasons therefor and the Bond Trustee shall not be responsible for any liability occasioned by so acting.

13.11	Limitation of Liability

BMO Covered Bond Guarantor Limited Partnership is a limited partnership formed under the Limited Partnerships Act (Ontario), a limited partner of which is, except as expressly required by Law, only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital.

13.12	Non-Petition

Each of the Intercompany Loan Provider and the Cash Manager agrees that it shall not institute against, or join any other party in instituting against, the Guarantor, or any general partner of the Guarantor, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any federal, provincial or foreign bankruptcy, insolvency or similar Law, for one year and one day after all Covered Bonds have been repaid in full. The foregoing provision will survive the termination of this Agreement.

13.13	Agency

The Intercompany Loan Provider agrees and confirms that, unless otherwise notified by the Guarantor or the Bond Trustee in accordance with the terms of this Agreement, the Cash Manager, as agent of the Guarantor, may act on behalf of the Guarantor under this Agreement.

13.14	Counterparts

This Agreement may be signed (manually or by electronic or facsimile means) and delivered in more than one counterpart all of which, taken together, shall constitute one and the same Agreement.

13.15	Enurement

This Agreement enures to the benefit of and is binding upon each of the parties to this Agreement and their respective successors (including any successor by reason of amalgamation of any party).

13.16	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to this Agreement hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first before written.

BMO COVERED BOND GUARANTOR LIMITED PARTNERSHIP, by its managing general partner, BMO COVERED BOND, GP, INC.

By:	/s/ Chris Hughes
Name: Chris Hughes
Title: President and Secretary

BANK OF MONTREAL, in its capacity as Issuer and Cash Manager

By:	/s/ Cathy Cranston
Name: Cathy Cranston
Title: Senior Vice President, Finance & Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Bond Trustee

By:	/s/ Sean Pigott
Name: Sean Pigott
Title: Corporate Trust Officer

By:	/s/ Stanley Kwan
Name: Stanley Kwan
Title: Associate Trust Officer

Intercompany Loan Agreement

SCHEDULE 1

ADVANCE REQUEST

From:	BMO Covered Bond Guarantor Limited Partnership (“Guarantor”)

To:	Bank of Montreal (the “Intercompany Loan Provider”)

Date:

Dear Sirs,

We refer to the Intercompany Loan Agreement between, inter alios, ourselves, the Intercompany Loan Provider and the Bond Trustee (as from time to time amended, restated, novated or supplemented (the “Intercompany Loan Agreement”)) dated September 30, 2013 whereby an Intercompany Loan was made available to us. Terms defined in the Intercompany Loan Agreement shall have the same meaning in this Request.

We hereby give you notice that, pursuant to the Intercompany Loan Agreement and upon the terms and subject to the conditions contained therein, we wish you to make the following Advances available to us as follows:

(a) [List Advances specifying type]

(b) Aggregate Amount: [currency][$— ].

(c) Drawdown Date: [    ]

We confirm that following the making of the Advance(s) requested, the aggregate principal amount outstanding of all Advances will not exceed the amount of the Total Credit Commitment.

The net proceeds of this drawdown should be credited to our account numbered [    ] with [    ].

We hereby confirm that no Guarantor Event of Default is outstanding that has not been waived or remedied to the satisfaction of the Bond Trustee or would result from the making of such Advance(s).

Yours faithfully,

BMO COVERED BOND GUARANTOR LIMITED PARTNERSHIP, by its managing general partner, BMO COVERED BOND GP, INC.

By:
Name:
Title:

SCHEDULE 2

ASSET COVERAGE TEST

The “Asset Coverage Test” is met if the ACT Asset Value (as defined below) shall be in an amount at least equal to the ACT Liability Value (as defined below). For greater certainty, references in this Schedule to “immediately preceding Calculation Date” and “previous Calculation Date” are to the Calculation Period ending on the Calculation Date and references to Loans are to Loans in the Portfolio.

Asset Coverage Test = ACT Asset Value – ACT Liability Value

“ACT Asset Value” = A + B + C + D + E - F

where:

A.	the lower of (1) and (2) :

(1)	the sum of the LTV Adjusted Loan Balance of each Loan in the Portfolio net of Adjustments; and

(2)	the sum of the Asset Percentage Adjusted Loan Balance of each Loan in the Portfolio, net of Adjustments

B.	Principal Receipts up to Calculation Date not otherwise applied

C.

Cash Capital Contributions made by Partners of the Partnership (as recorded in capital account ledger for each Partner) or proceeds advanced under the Intercompany Loan Agreement or proceeds from any sale of Eligible Loans or other cash exclusive of Revenue Receipts up to the Calculation Date

D.	Outstanding principal amount of any Substitution Assets

E.	Reserve Fund balance and/or amount credited to the Pre-Maturity Liquidity Ledger, in either case if applicable

F.	Product of:

(1)	weighted average remaining maturity of all outstanding Covered Bonds (in years and, where less than a year, deemed to be a year);

(2)	principal amount outstanding of all Covered Bonds; and

(3)	Negative Carry Factor

“LTV Adjusted Loan Balance” = lower of (1) and (2), where:

(1)	the True Loan Balance of the relevant Loan; and

(2)	if such Loan is a Performing Eligible Loan, 80% of the Market Value of the related Property, or if such Loan is not a Performing Eligible Loan, zero

“Asset Percentage Adjusted Loan Balance” = Asset Percentage x lower of (1) and (2):

(1)	the True Loan Balance of the relevant Loan; and

(2)	if such Loan is a Performing Eligible Loan, the Market Value of the related Property, or if such Loan is not a Performing Eligible Loan, zero

“Performing Eligible Loans” = Eligible Loans less than three months in arrears

“Adjustments” = sum of:

(1)

LTV Adjusted Loan Balance or Asset Percentage Adjusted Loan Balance (as the case may be) of any Performing Eligible Loan in breach of the Loan Representations and Warranties or otherwise subject to the Seller’s repurchase obligation (but yet to be repurchased) under the Mortgage Sale Agreement; and

(2)

financial losses (yet to be recompensed) resulting from any breach by the Seller of any other material warranty in the Mortgage Sale Agreement or from any breach by a Servicer of a material term of the Servicing Agreement

“True Loan Balance” = sum of:

(1)	outstanding loan balance of the relevant Loan; and

(2)	all Arrears of Interest and Accrued Interest with respect to the relevant Loan

“Asset Percentage” = As determined below

“Negative Carry Factor” =

(1)

if the weighted average margin of the interest rate payable on the outstanding Covered Bonds relative to the interest rate receivable on the Portfolio is less than or equal to 0.1% per annum, then 0.5%; and

(2)

if the weighted average margin of the interest rate payable on the outstanding Covered Bonds relative to the interest rate receivable on the Portfolio is greater than 0.1% per annum, then the sum of (x) 0.5% and (y) the weighted average margin of the interest rate payable on the outstanding Covered Bonds less 0.1%, unless the interest rate risk represented by the weighted average margin of the interest rate payable on the outstanding Covered Bonds relative to the interest rate receivable on the Portfolio is addressed or mitigated by the Interest Rate Swap and the “Effective Date” thereunder has occurred, whereupon the Negative Carry Factor shall be nil

“ACT Liability Value” =       Nominal amount of Covered Bond liabilities in Canadian Dollars

                                         (with currency transaction undertaken using or at foreign exchange rates reflected in the related Covered Bond Swap Agreement)

The “Asset Percentage” shall be determined as follows:

(i)

On or prior to the Guarantor Payment Date immediately following the Calculation Date falling in February, May, September and November of each year, and on such other date as the Limited Partner may request following the date on which the Limited Partner is required to assign the Interest Rate Swap Agreement to a third party (each such date a “Cash Flow Model Calculation Date”), the Managing GP (or the Cash Manager on its behalf) will determine the percentage figure selected by it as the Asset Percentage based on such methodologies as the Rating Agencies may prescribe from time to time (to ensure sufficient credit enhancement for the Covered Bond Guarantee will be maintained) for the Portfolio based on the value of the Loans and their Related Security in the Portfolio as at the Calculation Date immediately preceding the Cash Flow Model Calculation Date as a whole or on the basis of a sample of Randomly Selected Loans in the Portfolio, such calculations to be made on the same basis throughout unless the Rating Agency Condition has been satisfied in respect thereof.

(1) The Asset Percentage will from time to time be adjusted in accordance with the various methodologies of the Rating Agencies to ensure that sufficient credit enhancement for the Covered Bond Guarantee will be maintained.

(2) The Managing GP (or the Cash Manager on its behalf) will, or will use all reasonable efforts to cause the one or more Rating Agencies to, determine the Asset Percentage at least two days prior to the Guarantor Payment Date following the Cash Flow Model Calculation Date and the Asset Percentage so determined shall be the lowest percentage so determined by any of the Rating Agencies in accordance with this Schedule 2 and shall apply to any calculations in respect of the Calculation Period ending on such Cash Flow Model Calculation Date and each Calculation Period thereafter to but excluding the last day of the following Calculation Period ending on a Cash Flow Model Calculation Date. To the extent a Rating Agency does not respond to a request for a newly-determined Asset Percentage, the Asset Percentage last determined by such Rating Agency shall be applicable with respect to such Rating Agency.

(3) Notwithstanding anything to the contrary in this Schedule 2, the Asset Percentage shall at all times be less than or equal to 95%, as determined in accordance with this Schedule 2 and as provided by Section 15.1(y) of the Trust Deed, provided that the Asset Percentage shall not be less than 80% unless otherwise agreed by the Issuer (and following an Issuer Event of Default, the Partnership for the purposes of making certain determinations in respect of the Intercompany Loan).